Exhibit (a)(1)(R)

Form of Email Notice Confirming Receipt of Notice of Withdrawal of Election Form

From:	Sarah Sardella
Subject:	Confirmation of Receipt of Notice of Withdrawal of Election Form
To:	Eligible Employee (after form received)
Date:	[DATE SENT]

This message confirms that TCR2 Therapeutics Inc. (“TCR2”) has received your Stock Option Exchange Program Notice of Withdrawal of Election Form. If you did not submit this form and believe you are receiving this email in error, please contact AskHR@tcr2.com for assistance.

You have revoked your prior election to exchange your Eligible Options as set forth in your previously submitted Election Form.

With respect to all Eligible Options, we will neither cancel nor exchange such awards for New RSUs, and you will retain your Eligible Options subject to their original terms, exercise price and vesting schedule.

In the event that you wish to make a new election, a new Election Form will be sent to your TCR2 email address from DocuSign shortly. Please complete this form to either: 1) participate in the Exchange Offer or, 2) reject the Exchange Offer and retain all of your Eligible Options. TCR2 must receive your properly completed and signed Election Form via DocuSign by 11:59 p.m., Eastern Time, on November 16, 2022. After submitting this form, you will receive an email confirmation within 1-2 business days.

If you make no election, or do not return the new Election Form before the Expiration Time, you will retain your Eligible Option(s) subject to their original terms, and no New RSUs will be granted to you.

If you have any questions regarding these elections, the Exchange Offer in general, or to request assistance, please email AskHR@tcr2.com.

Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Exchange Offer documents.